

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 22, 2009

Oscar F. Luppi
Chief Executive Officer
4630 Campus Drive, Suite 101
Newport Beach, CA 92660

   Re: Force Fuels, Inc.
     Form 8-K/A, Item 4.01
     Filed on October 21, 2009
     File No. 000-49993

Dear Mr. Luppi:

   We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

   You may contact me at (202) 551-3472 if you have questions.

        Sincerely,

        Yolanda Crittendon
        Staff Accountant